

AM
11-28-2003

CM

SECUR 03052814 MMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42147

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highland Financial, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

915 Menoher Boulevard, Suite A
(No. and Street)

Johnstown (City) Pennsylvania (State) 15905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gordon D. Smith (814) 536-3000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wessel & Company
(Name - if *individual, state last, first, ?niddle name)*

215 Main Street (Address) Johnstown (City) Pennsylvania (State) 15901 (Zip)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

NOV 25 2003

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of **information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Gordon D. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Highland Financial, LTD as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
Vickie L. Langham, Notary Public
Johnstown, Cambria County, PA
My Commission Expires Aug. 30, 2004

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 156-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation,
- ☐ (in) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, *see section 240.1 7a-5(e) (3).*

HIGHLAND FINANCIAL, LTD.

TABLE OF CONTENTS

PAGE



WESSEL & COMPANY

A PROFESSIONAL CORPORATION

Certified Public Accountants
Johnstown, Pennsylvania

INDEPENDENT AUDITOR'S REPORT

October 29, 2003

To the Shareholders
Highland Financial, Ltd.
Johnstown, Pennsylvania

We have audited the accompanying statement of financial condition of Highland Financial, Ltd. (the Company), as of September 30, 2003 and 2002, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highland Financial, Ltd. at September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Wessel & Company
Certified Public Accountants

HIGHLAND FINANCIAL, LTD.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2003 AND 2002

	2003	2002
ASSETS		
Current Assets		
Cash & cash equivalents (Note 2)	$ 66,020	$ 73,680
Special account FBO Customers	-	3,000
Accounts receivable (Note 1)	7,451	5,676
Accrued interest receivable	1,613	3,080
Supplies inventory	1,060	1,060
Prepaid taxes	980	2,205
Deferred income tax asset (Note 6)	-	1,000
Total Current Assets	77,124	89,701
Note receivable - shareholder (Note 3)	23,396	40,000
Furniture and equipment, at cost - Net of accumulated depreciation of $9,089 and $ 8,336 respectively (Note 1)	-	753
Total Assets	$ 100,520	$ 130,454
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ -	$ 11,849
Brokers payable	-	2,880
Accrued sales commission	50	113
Accrued profit sharing liability	-	15,000
Current income tax liability (Note 6)	-	6,732
Deferred income tax liability (Note 6)	2,050	-
Total Current Liabilities	2,100	36,574
Shareholders' Equity		
Common stock - $1.00 par value, 100,000 shares authorized, 50,000 shares issued and outstanding	50,000	50,000
Additional paid-in capital	50,000	50,000
Retained (deficit)	(1,580)	(6,120)
Total Shareholders' Equity	98,420	93,880
Total Liabilities and Shareholders' Equity	$ 100,520	$ 130,454

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
Revenues		
Consulting fees	$ 52,633	$ 57,468
Commissions	253,024	315,136
Investment earnings	40	196
Other income	16,043	6,531
Interest income	1,613	3,080
Total Revenues	323,353	382,411
Expenses		
Contract labor	108,659	135,722
Commissions	3,556	8,023
Occupancy	36,600	43,869
Depreciation	753	1,299
Communications	7,199	7,833
Regulatory fees	3,273	2,712
Operating expenses	155,723	203,280
Total Expenses	315,763	402,738
Gain/(Loss) Before Income Taxes	7,590	(20,327)
Provision/(Benefit) for Income Taxes (Note 6)		
Current provision	-	6,732
Deferred provision/(benefit)	3,050	(7,013)
Total Provision/(Benefit) for Income Taxes	3,050	(281)
Net Income/(Loss)	$ 4,540	$ (20,046)

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
Balance - Beginning of Year	$ 50,000	$ 50,000	$ (6,120)	$ 93,880
Net Income	-	-	4,540	4,540
Balance - End of Year	$ 50,000	$ 50,000	$ (1,580)	$ 98,420

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
Balance - Beginning of Year	$ 50,000	$ 50,000	$ 13,926	$ 113,926
Net (Loss)	-	-	(20,046)	(20,046)
Balance - End of Year	$ 50,000	$ 50,000	$ (6,120)	$ 93,880

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
Cash Flows from Operating Activities:		
Net Income/(Loss)	$ 4,540	$ (20,046)
Adjustments to reconcile net income/(loss) to cash provided by operating activities:		
Depreciation	753	1,299
Increase/(Decrease) in deferred taxes	3,050	(7,014)
Decrease/(Increase) in special account FBO customers	3,000	(3,000)
(Increase)/Decrease in accounts receivable	(1,775)	35,025
Decrease in accrued interest receivable	1,467	4,768
Decrease in prepaid taxes	1,225	-
(Decrease)/Increase in accounts payable	(14,729)	10,607
(Decrease)/Increase in income taxes	(6,732)	6,732
(Decrease) in accrued profit sharing liability	(15,000)	-
(Decrease) in accrued sales commission	(63)	(135)
Total adjustments	(28,804)	48,282
Net Cash (Used In)/Provided By Operating Activities	(24,264)	28,236
Cash Flows from Investing Activities:		
Loan payments received from shareholder	16,604	18,000
Net Cash Provided By Investing Activities	16,604	18,000
Net (Decrease)/Increase in Cash and Cash Equivalents	(7,660)	46,236
Cash and Cash Equivalents - Beginning of Year	73,680	27,444
Cash and Cash Equivalents - End of Year	$ 66,020	$ 73,680

Supplemental Disclosures of Cash Flow Information:

Accounting Policies Note

The Company considers all highly liquid investments with a maturity of three (3) three (3) months or less when purchased to be "cash equivalents".

Cash paid during the year for:

	2003	2002
Federal and state corporate income taxes	$ 3,982	$ -
Interest	$ -	$ -

See Independent Auditor's Report and Accompanying Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Highland Financial, Ltd. (the Company) was incorporated in the Commonwealth of Pennsylvania and is a closely held corporation. The Company is registered with the Pennsylvania Securities and Exchange Commission as a broker-dealer and is registered to do business as a broker-dealer in Pennsylvania, Florida, Michigan and New Jersey. In addition, the Company is registered as an insurance broker in Pennsylvania.

Revenue Recognition

The Company earns consulting fees from providing investment advisory and other consulting services to investors. Commissions are earned on sales of mutual funds to investors. Revenues are recognized on the accrual basis of accounting.

Accounts Receivable

Accounts receivable represent commissions and consulting fees earned. No allowance has been provided based on historical collection results and management's judgment of collectibility.

Equipment and Furniture

Equipment and furniture assets are recorded at cost and depreciated over their estimated useful lives of seven (7) years on a straight-line basis for financial statement purposes. Depreciation expense was $753 and $1,299 for the years ended September 30, 2003 and 2002 respectively.

Income Taxes

The Company has adopted Statement of Financial Accounting Standards No.109 "Accounting for Income Taxes" (SFAS 109). Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The principal items resulting in the

differences are reporting on a cash basis of accounting for tax purposes, contribution carryover, net operating losses, and depreciation expense. The net difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. Deferred tax assets and/or liabilities are classified as current and non-current based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability.

Inventory

Supplies inventory is stated at cost which approximates market.

Use of Estimates

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and Cash Equivalents consist of the following:

	2003	2002
Cash in Bank	$ 60,528	$ 58,228
Money Market Funds	5,492	15,452
	$ 66,020	$ 73,680

Money market funds have a check writing feature which allows immediate withdrawal of funds at any time. The funds generate income at a variable rate based upon market conditions with a current yield of approximately .12% and 1.09% at September 30, 2003 and 2002 respectively.

NOTE 3 - NOTE RECEIVABLE - SHAREHOLDER

The Company has an unsecured note receivable from a shareholder which had an outstanding balance amounting to $23,396 and $40,000 at September 30, 2003 and 2002, respectively. The note bears interest at rate of six percent (6%).

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of the Securities and Exchange Commission's Reserve and Custody of Securities Rule 15c3-3 under paragraph (K)(2)(A) because it promptly deposits customer funds into a trust account for the exclusive benefit of the customer.

NOTE 5 - PROFIT-SHARING PLAN

The Company has a defined contribution profit-sharing plan covering all eligible employees based on age and hours of service. Contributions under the plan are discretionary and are determined annually by the Company. The pension expense for the years ended September 30, 2003 and 2002 is $10,650 and $29,250 respectively.

NOTE 6 - INCOME TAXES

The current and deferred income tax provision/(benefit) consists of the following:

	2003	2002
Current Provision		
State	$ ---	$ 3,059
Federal	---	3,673
	---	6,732
Deferred (Benefit)/Provision		
State	1,250	(3,142)
Federal	1,800	(3,871)
	3,050	(7,013)
Total (Benefit)/Provision	$ 3,050	($ 281)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability are summarized as follows:

	2003	2002
Tax Assets/(Liabilities)		
Federal net operating loss carryforward	$ 200	$ ---
State net operating loss carryforward	150	---
Excess tax over book depreciation	---	(200)
Contribution carryover	5,200	5,000
Cash basis reporting for tax purposes	(2,400)	1,200
	3,150	6,000
Less: Valuation allowances		
Contribution carryover	(5,200)	(5,000)
Net Deferred Tax (Liability)/Asset	$ (2,050)	$ 1,000

The company has a federal loss carryforward amounting to approximately $1,500, which expires in the year 2018.

The company has a state loss carryforward amounting to approximately $1,500, which expires in the year 2013.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company leases a vehicle from a shareholder on a month to month basis. The lease expense for the years ended September 30, 2003 and 2002 amounted to $8,061 and $8,061 respectively.

The Company and Highland Financial Advisors (a Corporation), are considered related parties as a result of common ownership. Both organizations share the same office space and personnel whose cost are allocated to each organization based upon management's estimate of usage as provided in a written agreement.

The following is a summary of the shared expenses:

	2003	2002
Office lease expense	$ 36,600	$ 43,869
Contract labor	108,659	135,722
Furniture and equipment lease expense	38,953	37,998

NOTE 8 - MINIMUM CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain net capital of not less than $25,000 for the years ended September 30, 2003 and 2002. The Company's net capital as defined by SEC Rule 15c3-1 was $41,840 and $17,002 in excess of the minimum net capital required for the years ended September 30, 2003 and 2002 respectively.

HIGHLAND FINANCIAL, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED SEPTEMBER 30, 2003

1. Total ownership equity		$ 98,420
2. Deduct ownership equity not allowable for net capital		-
3. Total ownership equity qualified for net capital		98,420
4. Add:		
a) Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
b) Other (deductions) or allowable credits - deferred income tax liability and prepaid taxes		3,030
5. Total capital and allowable subordinated liabilities		101,450
6. Deductions and/or charges:		
a) Total non-allowable assets	(34,500)	
b) Secured demand note deficiency	-	
c) Commodity futures contracts and spot commodities - proprietary capital charges	-	
d) Other deductions and/or charges	-	(34,500)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on security positions		66,950
9. Haircuts on securities (computed where applicable, pursuant to 15c3-1 (f)):		
a) Contractual securities commitments		-
b) Subordinated securities borrowing		-
c) Trading and investment securities		-
d) Undue concentration		-
e) Other securities		110

HIGHLAND FINANCIAL, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED SEPTEMBER 30, 2003

10. Net capital	66,840
11. Minimum net capital required (6-2/3% of total aggregate indebtedness)	140
12. Minimum dollar net capital requirement of reporting broker or dealer	25,000
13. Net capital requirement (greater of line 11 or 12)	25,000
14. Excess net capital	$ 41,840

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Highland Financial, Ltd. and included in the Company's unaudited Part II FOCUS Report filing as of the same date consisted of the following:

Excess per the Company's Part II (unaudited) FOCUS report	$ 41,840
Allowable expenses - The effect of audit adjustments for profit sharing expense and current federal and state income tax liability.	-
Excess per this computation	$ 41,840

The Company has not included supplementary schedules under Rule 15c3-3(d) and (e) regarding possession and control requirements and computation of reserve requirements, as such amounts would be zero.

WESSEL & COMPANY
A PROFESSIONAL CORPORATION

Certified Public Accountants
Johnstown, Pennsylvania

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

October 29, 2003

To the Shareholders of
Highland Financial, Ltd.
Johnstown, Pennsylvania

In planning and performing our audit on the financial statements and supplemental schedule of Highland Financial, Ltd. (the Company) for the year ended September 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph

and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the shareholders management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Wessel & Company
Certified Public Accountants